Garban Intercapital

02042531

82-4904

SUPPL

7/8/2002

FEDERAL EXPRESS

PROCESSED
JUL 23 2002
THOMSON FINANCIAL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

SEC MAIL PROCESSING SECTION
RECEIVED
JUL - 9 2002
WASH. D.C. 154

Re: ICAP plc - AVS No. 925689

Ladies and Gentlemen:

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, we are furnishing with this letter the attached information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy of this letter and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

Roger C. Campbell

Roger C. Campbell
Senior Vice President &
General Counsel

RC:db
Enclosures

7/15

Garban Intercapital
113 Pavonia Avenue
Box 634
Jersey City, NJ 07310-1760

COPY

Garban Intercapital

7/8/2002

FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re: ICAP plc - AVS No. 925689

Ladies and Gentlemen:

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, we are furnishing with this letter the attached information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy of this letter and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

Roger C. Campbell

Roger C. Campbell
Senior Vice President &
General Counsel

RC:db
Enclosures

Garban Intercapital
113 Pavonia Avenue
Box 634
Jersey City, NJ 07310-1760

ICAP

4 July 2002

Company Announcements Office
Old Broad Street
London
EC2N 1HP

BY FAX 020 7588 6057

SEC MAIL PROCESSING
RECEIVED
JUL - 9 2002
WASH, D.C. 154 SECTION

Dear Sirs

ICAP plc – AVS No. 925689
Jupiter Asset Management Limited

In accordance with Section 9.11 of the Listing Rules, please find attached a Schedule 10 notification in respect of a declaration received from Jupiter Asset Management Ltd pursuant to an interest in shares held by Section 203(2) CA 1985.

Would you kindly confirm receipt of the announcement by telephoning me on 020 7463 4388.

Yours faithfully

Helen Broomfield

Helen Broomfield
Deputy Company Secretary

Enc.

E:\secretarial\Jenny\Helen\Stock Exchange Announcements\2002\04.07.02 - Jupiterletter.doc

ICAP plc
Park House
10 Finsbury Circus
London EC2M 7UR
Tel +44 (0) 20 7638 7592
Fax +44 (0) 20 7374 6743
www.icap.com

Registered Office as above
Registered in England 3611426

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO 925689

All relevant boxes should be completed in block capital letters.

1. Name of company ICAP plc	2. Name of shareholder having a major interest JUPITER ASSET MANAGEMENT LIMITED
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 AS IN 2	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them SEE ATTACHED LETTER

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares/amount of stock disposed N/A	8. Percentage of issued class N/A

9. Class of security Ordinary shares of 50p each	10. Date of transaction 02.07.02	11. Date company informed 03.07.02

12. Total holding following this notification 3,100,000	13. Total percentage holding of issued class following this notification 3.06%
14. Any additional information	15. Name of contact and telephone number for queries HELEN BROOMFIELD 020 7463 4389

16. Name and signature of authorised company official responsible for making this notification

Helen Broomfield

HELEN BROOMFIELD
DEPUTY COMPANY SECRETARY

Date of notification 4 July 2002

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

JUPITER
Asset Management Limited

1 Grosvenor Place
London SW1X 7JJ
Tel: 020 7412 0703
Fax: 020 7412 0705
www.jupiteronline.co.uk

The Company Secretary
ICAP PLC
Park House
16 Finsbury Circus
London
EC2M 7UR

By Fax and Post
Fax: (020) 7374 6743

Wednesday, 3rd July 2002

Dear Sir,

Notification of holdings pursuant to s.198 Companies Act 1985

Following a transaction in Ordinary shares of 50p each of ICAP PLC ('The Company') on 2nd July 2002, Jupiter Asset Management Limited hereby notifies you, on behalf of its client Jupiter Split Trust PLC, that it has an interest in 3,100,000 Ordinary shares in the Company which based on an issued share capital of 102,052,000 represents 3.04% of the Company's Ordinary shares in issue.

Jupiter Asset Management Limited does not hold any shares beneficially, but holds them as an investment manager acting on behalf of discretionary clients. The address of the investment manager is as stated on this letterhead.

Yours faithfully

Thomas Elliott
For and on behalf of Jupiter Asset Management Limited